UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No.     )

Aratana Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

03874P101

(CUSIP Number)

Cheryl S. Lu, Esq.

Paul Hastings LLP

515 South Flower Street

Los Angeles, California 90071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03874P 101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures IX GP, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,170,545 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 4,170,545 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,170,545 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.00%[1]
14	TYPE OF REPORTING PERSON OO

[1]

Based on a total of 19,859,766 shares of common stock of Aratana Therapeutics, Inc. as of July 2, 2013 as reported on Aratana Therapeutics, Inc.’s Prospectus filed pursuant to Rule 424(b)(4) on June 27, 2013 with the Securities and Exchange Commission.

CUSIP No. 03874P 101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Avalon Ventures IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,170,545 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 4,170,545 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,170,545 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.00%[2]
14	TYPE OF REPORTING PERSON PN

[2]

Based on a total of 19,859,766 shares of common stock of Aratana Therapeutics, Inc. as reported on Aratana Therapeutics, Inc.’s Prospectus filed pursuant to Rule 424(b)(4) on June 27, 2013 with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value (the “Shares”), of Aratana Therapeutics, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1901 Olathe Boulevard, Kansas City, KS 66103.

All share figures reported in this Schedule 13D give effect to the following events that occurred immediately prior to or at the closing of the Issuer’s initial public offering of Common Stock on July 2, 2013:

(i) Each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock automatically converted into 0.6016847 of a share of Common Stock upon the closing of the Issuer’s initial public offering; and

(ii) Immediately prior to the closing of the Issuer’s initial public offering, the Issuer issued 235,929 shares of its Common Stock to the holders of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock in satisfaction of accumulated and unpaid dividends.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Avalon Ventures IX GP, LLC (“Avalon LLC”) and Avalon Ventures IX, L.P. (“Avalon LP”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 1134 Kline Street, La Jolla, California 92037.

(c)	(i) The principal business of Avalon LLC is to act as the general partner for Avalon LP and its affiliated private investment funds.

(ii) The principal business of Avalon LP is investment in early stage companies.

(d)	None.

(e)	None.

(f)	(i) Avalon LLC is a Delaware limited liability company.

(ii) Avalon LP is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

On December 27, 2010, pursuant to a privately-negotiated Series A Preferred Stock Purchase Agreement, by and among the Issuer, Avalon LP and the other parties thereto, Avalon LP purchased an aggregate of 4,000,000 shares of Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of the Issuer for a cash price of $1.00 per share of Series A Preferred Stock, or approximately $4 million in the aggregate.

On November 1, 2011, pursuant to a privately-negotiated Series B Preferred Stock Purchase Agreement, by and among the Issuer, Avalon LP and the other parties thereto, Avalon LP purchased an aggregate of 1,333,333 shares of Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), of the Issuer for a cash price of $3.00 per share of Series B Preferred Stock, or approximately $4 million in the aggregate.

On December 28, 2012, pursuant to a privately-negotiated Series C Preferred Stock Purchase Agreement, by and among the Issuer, Avalon LP and the other parties thereto, Avalon LP purchased an aggregate of 375,000 shares of Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”, and collectively with the Series A Preferred Stock and Series B Preferred Stock, the “Preferred Stock”), of the Issuer for a cash price of $4.00 per share of Series C Preferred Stock, or approximately $1.5 million in the aggregate.

On June 27, 2013, Avalon LP purchased 500,000 shares of Common Stock of the Issuer on the open market as part of the initial public offering of the Issuer, which shares were delivered to Avalon LP on July 2, 2013.

The consideration for the purchase of the Shares reported herein by the Reporting Persons was funded by capital contributions by Avalon LP’s partners.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Preferred Stock of the Issuer for investment purposes and was not made for the purpose of acquiring control of the Issuer.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	Avalon LP owns 4,170,545 Shares which represent approximately 21.00% of the outstanding shares of Common Stock of the Issuer. All ownership percentages are calculated based on 19,859,766 shares of Common Stock outstanding as of July 2, 2013 as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on June 27, 2013 with the Securities and Exchange Commission (the “Prospectus”).

(b)	With respect to all of the Shares that are held by Avalon LP, Avalon LLC has the sole power to vote and dispose or direct the disposition of such Shares.

(c)	Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of Common Stock of the Issuer.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 28, 2012, Avalon LP entered into that certain Second Amended and Restated Investors’ Rights Agreement (the “Rights Agreement”) by and among the Issuer, Avalon LP and the other parties thereto, pursuant to which the Issuer agreed to provide customary registration rights, including “piggy back”, demand and Form S-3 registration rights covering the shares of Common Stock issuable upon the automatic conversion of the Preferred Stock. The Rights Agreement also provided for a right of first refusal in favor of Avalon LP and other holders of Preferred Stock. Avalon LP waived its right of first refusal with respect to the Issuer’s initial public offering and the first refusal rights were terminated upon consummation of the Issuer’s initial public offering.

On December 28, 2012, Avalon LP entered into that certain Second Amended and Restated Stockholders’ Agreement (the “Stockholders Agreement”) by and among the Issuer, Avalon LP and the other parties thereto, pursuant to which Avalon LP had the right to designate one director for election to the Issuer’s board of directors. The holders of the Issuer’s Common Stock and Preferred Stock who are parties to the Stockholders’ Agreement are obligated to vote for the Avalon LP designee. The voting provisions of the Stockholders’ Agreement was terminated upon the consummation of the Issuer’s initial public offering, and there are currently no further contractual obligations or charter provisions which obligate the Issuer or its stockholders to appoint a representative of Avalon LP to its board of directors.

In connection with the Issuer’s initial public offering, Avalon LP entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which Avalon LP agreed that it will not, subject to limited exceptions, during the period ending 180 days after June 27, 2013 (the date of the Prospectus):

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or

•

otherwise dispose of any shares of the Issuer’s common stock, options or warrants to acquire shares of the Issuer’s common stock, or securities exchangeable or exercisable for or convertible into shares of the Issuer’s common stock, currently or hereafter owned either of record or beneficially;

or

•	publicly announce an intention to do any of the foregoing.

On July 2, 2013, Avalon LP also entered into an election to agree to waive certain anti-dilution rights with respect to the Series C Preferred Stock and an election to consent to the conversion of the Preferred Stock into Common Stock (a) at any time upon the election of holders of at least 75% of the then-outstanding Series A Preferred Stock, or (b) immediately upon the closing of a underwritten public offering.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. The summaries of the agreements described in this Item 6 and Item 3 above do not purport to be complete and are qualified in their entirety by reference to such agreements, which are filed herewith as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement between the Reporting Persons

Exhibit B: Series A Preferred Stock Purchase Agreement, dated as of December 27, 2010 by and among the Issuer, Avalon LP and the other parties thereto.

Exhibit C: Series B Preferred Stock Purchase Agreement, dated as of November 1, 2011, by and among the Issuer, Avalon LP and the other parties thereto.

Exhibit D: Series C Preferred Stock Purchase Agreement, dated as of December 28, 2012, by and among the Issuer, Avalon LP and the other parties thereto.

Exhibit E: Second Amended and Restated Investors’ Rights Agreement, dated as of December 28, 2012 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by the Issuer on March 20, 2013)

Exhibit F: Second Amended and Restated Stockholders’ Rights Agreement, dated as of December 28, 2012 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by the Issuer on March 20, 2013)

Exhibit G: Lock-up Agreement

Exhibit H: Election and Determination by the Holders of Series A Preferred Stock of Aratana Therapeutics, Inc. with respect to Waiver of Certain Ant-Dilution Rights of Series C Preferred Stock

Exhibit I: Election by Holders of Series A Preferred Stock of Aratana Therapeutics, Inc. with respect to Conversion of Preferred Stock

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2013

Avalon Ventures IX, L.P.

By:	Avalon Ventures IX GP, LLC
Its:	General Partner

By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory

Avalon Ventures IX GP, LLC

By:	/s/ Douglas Downs
Douglas Downs, Authorized Signatory